UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  NOVEMBER 28, 2005                   /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO


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                                CENTRASIA MINING
                          300-1055 WEST HASTINGS STREET
                        VANCOUVER, B.C., CANADA, V6E 2E9
                                TEL: 604.688.4110
                                FAX: 604.688.4169

November 28, 2005


                            CHANGE OF AUDITOR NOTICE


BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION



Dear Sirs/Mesdames:

RE: SECTION 4.11(7) OF NI 51-102 - CHANGE OF AUDITOR NOTICE
    --------------------------------------------------------

Effective November 25, 2005, D&H Group LLP, 10th Floor - 1333 West Broadway, Vancouver, B.C. V6H 4C1, resigned as the auditors of the Company at the Company's request, and Davidson & Company LLP, Chartered Accountants, of Suite 1200, 609 Granville Street, Vancouver, BC V7Y 1G6, have been appointed as the auditors of the Company.

The resignation of the Company's former auditors and the appointment of the successor auditors have been considered and approved by the Company's Board of Directors.

There were no reservations in the former auditor's reports for the audits of the Company's two most recent completed fiscal years ended May 31, 2004 and 2005 respectively, the most recently completed periods for which an audit report was issued.

There are no reportable events between the Company and the former auditor.


Yours sincerely,

CENTRASIA MINING CORP.

Per:  /s/ DOUG TURNBULL
      Doug Turnbull, President

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